File No. 811-22534

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of:

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

and

VERSUS CAPITAL ADVISORS LLC

Application for an Order Granting Exemptive Relief Pursuant to Section 6(c) of

the Investment Company Act of 1940 (the “1940 Act”) from Section 15(a) of the 1940 Act

Please direct all communications regarding

this Application to:

Alan S. Hoffman, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

(212) 294-6700

With copies to:

Mark D. Quam

Versus Capital Advisors LLC

7100 E. Belleview Avenue, Suite 306

Greenwood Village, CO 80111-1632

(303) 226-1479

January 13, 2012

This document (including exhibits) contains 21 pages.

TABLE OF CONTENTS

I.	THE PROPOSAL		1

II.	BACKGROUND		2

	A.	Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)	2
	B.	Versus Capital Advisors LLC (the “Adviser”)	3
	C.	Investment Sub-Advisory Services	4

III.	EXEMPTIVE RELIEF REQUESTED		6

IV.	APPLICABLE LAW AND DISCUSSION		6

	A.	General Exemptive Authority Under Section 6(c) of the 1940 Act	6
	B.	Investment Sub-Advisory Services - Exemptive Relief from Section 15(a) of the 1940 Act	6

V.	CONDITIONS		12

VI.	PROCEDURAL MATTERS		13

VII.	CONCLUSION		14

EXHIBITS

Exhibit A-	Resolutions of the Board of Directors of Versus Capital Multi-Manager Real Estate Income Fund LLC

Exhibit B-	Verifications of Versus Capital Multi-Manager Real Estate Income Fund LLC and Versus Capital Advisors LLC

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC AND VERSUS CAPITAL ADVISORS LLC	APPLICATION FOR AN ORDER GRANTING CERTAIN EXEMPTIONS PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FROM SECTION 15(a) OF THE 1940 ACT

File No. 811-22534

I.              THE PROPOSAL

Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is a recently-formed registered closed-end investment management company, advised by Versus Capital Advisors LLC (the “Adviser”).  The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) granting exemptive relief pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the Board of Directors of the Fund (the “Board”), to do the following without obtaining the requisite approval of the shareholders of the Fund: (i) retain institutional asset managers (“Investment Managers” and each, a “Sub-Adviser”) to sub-advise between 25% and 50% of the Fund’s assets, pursuant to an investment sub-advisory agreement with each Sub-Adviser (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”) and (ii) materially amend such Sub-Advisory Agreements with the Sub-Advisers.

The Applicants are seeking an order for exemption from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the Board, to do the following without obtaining the requisite approval of the shareholders of the Fund: (i) select unaffiliated Sub-Advisers to sub-advise between 25% and 50% of the Fund’s assets,(1) pursuant to Sub-Advisory Agreements and

(1)  The Applicants also request relief with respect to any future series of securities of the Fund and any other existing or future registered investment company or series of securities thereof that: (a) is advised by the Adviser, including any entity controlling, controlled by or under common control with the Adviser or its successors (included in the term “Adviser”); (b) uses the manager of managers structure (“Managers of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Fund, the “Funds” and each, individually, a “Fund”).  The only existing registered closed-end management investment company that currently intends to rely on the requested order is named as an Applicant.  The Fund is the only Fund that currently

(ii) materially amend such Sub-Advisory Agreements with the Sub-Advisers.(2) The Applicants are seeking an exemption from Section 15(a) to enable the Adviser and the Board to obtain for the Fund the services of one or more Sub-Advisers believed by the Board and the Adviser to be particularly well-suited to manage a specified portion of the assets of the Fund pursuant to each Sub-Adviser’s investment style without the delay and expense of convening a special meeting of the Fund’s shareholders.  Under a Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  The requested exemption will also permit the Adviser to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of the Fund’s shareholders for that purpose.   The Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending Sub-Advisory Agreements as considered appropriate by the Adviser and the Board.

The Applicants request that the Order also apply to any continuously offered registered closed-end investment management company that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser, or any successor in interest to any such entity,(3) acts as investment adviser.  Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”).  The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.

For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.            BACKGROUND

A.                                   Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)

The Fund is a recently-formed Delaware limited liability company that is registered under the 1940 Act as a non-diversified, closed-end investment management company.  The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary intends to rely on the requested order.  If the name of any Fund contains the name of a Sub-Adviser, the name of the Adviser will precede the name of the Sub-Adviser.  The term “Board” also includes the board of trustees or directors of a future Fund.  For purposes of the requested order, “successor” is limited to any entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)  If the Adviser wishes to use sub-advisers that are “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund, Funds or of the Adviser (other than by reason of serving as a sub-adviser to a Fund) (“Affiliated Sub-Advisers”) to assist with monitoring and/or management of certain markets with which the Affiliated Sub-Advisers have expertise, shareholder approval of the sub-advisory agreement with any Affiliated Sub-Adviser will be obtained.  The requested relief will not extend to Affiliated Sub-Advisers.

(3)  A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.  The Fund attempts to achieve these objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities. Under normal market conditions, the Fund will invest between 50% and 75% of its assets into investment funds (collectively, the “Investment Funds”) managed by Investment Managers and that invest in real estate through entities that qualify as real estate investment trusts for federal income tax purposes under the Internal Revenue Code of 1986, as amended (“REITs”) and in debt investments secured by real estate.  On an overall basis, approximately 90% of the Investment Fund assets will be held in REITs.  Furthermore, the Fund will limit its exposure to debt investments secured by real estate and held in Investment Funds that do not qualify as REITs, to less than 10% of its total assets.  Investment Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date.  Additionally, the Fund will retain institutional asset managers (the “Investment Managers”) to sub-advise between 25% and 50% of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs, and publicly traded real estate debt securities (cumulatively referred to as the “Real Estate Securities” and together with the Investment Funds as “Real Estate-Related Investments”).  Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments. In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges to Investment Funds and Investment Managers described above.    The Adviser has been delegated the responsibility of selecting the Investment Managers utilized by the Fund. The business address of the Applicants is 7100 E Belleview Ave, Suite 306, Greenwood Village, Colorado 80111-1632.

B.                                     Versus Capital Advisors LLC (the “Adviser”)

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the Fund pursuant to an advisory agreement (the “Investment Management Agreement”), which has been approved by the Board, including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (“the Independent Directors”) and by the Fund’s sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act.  The Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement.(4)  Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objectives, policies, and restrictions.

The Fund will pay the Adviser a quarterly fee (the “Investment Management Fee”) at an annual rate of 0.95% of the Fund’s net asset value (“NAV”), which will accrue daily on the basis of the average daily NAV of the Fund.  The Investment Management Fee will be paid to the

(4)  As of the date of the filing of this Application, the Adviser, as the initial shareholder, has invested seed capital money in the Fund.

Adviser out of the Fund’s assets.  The Investment Management Fee is in addition to the asset-based fees charged by the Investment Funds and by the Investment Managers in their capacity as sub-advisers investing a specified portion of the Fund’s assets in Real Estate Securities.

The Adviser may waive some or all of its Investment Management Fee to limit the total operating expenses of the Fund to a specified level. These arrangements will be at the sole discretion of the Adviser and may be terminated at any time. The Fund will not accrue and reimburse the Adviser for any such waivers.  The Investment Management Fee is payable in arrears on a quarterly basis.  The Adviser has entered into an “Expense Limitation and Reimbursement Agreement” with the Fund for a twelve-month term commencing on the date the Fund is effective (the “Limitation Period”), which limits the amount of certain expenses borne by the Fund during the Limitation Period to an amount not to exceed 1.25% per annum of the Fund’s net assets (the “Expense Cap”).  During the Limitation Period, in the event that certain expenses of the Fund exceed the Expense Cap, the Adviser will reimburse the Fund for any such expenses paid or borne by the Fund. There is no recoupment by the Adviser of these expenses. After expiration of the Limitation Period, the Adviser also may reimburse expenses of the Fund from time to time to help it maintain competitive expense ratios. These arrangements will be at the sole discretion of the Advisor and may be terminated at any time.  There is no recoupment by the Adviser of these expenses.

C.                                     Investment Sub-Advisory Services

Pursuant to its authority under the Investment Management Agreement, the Adviser entered into a sub-advisory agreement with Callan Associates Inc. (“Callan”), a registered adviser under the Advisers Act, to act as the Fund’s investment sub-adviser with regard to the Fund’s investments in the Investment Funds (the “Callan Sub-Advisory Agreement”).    The Callan Sub-Advisory Agreement was approved by the Board, including by a majority of the Independent Directors, and the initial shareholder of the Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act.

Pursuant to its authority under the Investment Management Agreement, the Adviser also entered into Sub-Advisory Agreements with the following three Sub-Advisers to sub-advise a specified portion of the Fund’s assets to be invested in domestic and international publicly traded real estate securities: (i) Security Capital Research & Management Incorporated,  (ii) European Investors Incorporated and (iii) Forum Securities Limited.  The Adviser may also, in the future, enter into Sub-Advisory Agreements on behalf of the Fund.

Each of these Sub-Advisory Agreements was approved by the Board, including by a majority of the Independent Directors in person, and the initial shareholder of the Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act.  Each future Sub-Advisory Agreement will be approved by the Board, including a majority of the Independent Directors in person, in accordance with Sections 15(a) and 15(c) of the 1940 Act.  If the requested relief herein is granted, approval by the shareholders of the Fund will not be sought or obtained.  In addition, the terms of these Sub-Advisory Agreements comply, and the terms of any future Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Adviser to the Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

Subject to approval by the Board and a majority of the Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Fund — including, in particular the selection and supervision of the Sub-Advisers — will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management of investment programs and operations of the Fund and evaluate the abilities and performance of institutional asset managers to identify appropriate sub-advisers for the Fund’s various strategies.  Once a Sub-Adviser is selected, the Adviser will continuously supervise and monitor the Sub-Adviser’s investment process and performance to ensure that the Fund’s assets are invested in Real Estate Securities that are consistent with the Fund’s investment objectives and that the investment performance in such securities is satisfactory.  The Adviser may, at its discretion, reallocate the Fund’s assets among Sub-Advisers, redeem its investment in Real Estate Securities, and/or select additional Investment Managers to sub-advise.  The Adviser may periodically recommend to the Board which Sub-Advisers should be retained or released.

The Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers. Each Sub-Adviser will have discretionary authority to invest the Fund’s assets assigned to it.  The Adviser intends to achieve the Fund’s investment objectives by selecting separate Sub-Advisers to implement distinct strategies for a specified portion of the Fund’s assets, based upon the Adviser’s evaluation of each Sub-Adviser’s expertise and performance in managing the Fund’s assets.  The Adviser will monitor each Sub-Adviser for the Fund for compliance with the Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of each Fund itself pursuant to the Fund’s own investment strategy.

Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Fund.  If the Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objectives.  The Adviser will monitor possible replacement Sub-Advisers for the Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted.  Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of such change.

The Fund will not rely on the requested Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.(5)  The Fund’s prospectus , dated December 15, 2011, and filed with the Commission

(5)  The Fund will be required to obtain shareholder approval before relying on the Order requested in this Application. The initial sole shareholder of the Fund has already approved the Fund’s reliance on a requested order. The prospectus for the Fund contains appropriate disclosure that the Fund intends to apply for exemptive relief to operate under a multi-manager structure including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote.  However, unless the disclosure required by condition 2 in Section V of this

(the “Prospectus”), currently contains, and will, at all times, contain the disclosure required by condition 2 set out in Section V below.

For the investment advisory services they provide to the Fund, each Sub-Adviser (other than Callan) will receive a management fee paid by the Fund at the direction of the Adviser, calculated at an annual rate based on the Fund’s NAV.(6)  The management fees also include fees and expenses of each Sub-Adviser.    The management fees paid to the Sub-Advisers may be payable in arrears on a monthly or quarterly basis.

III.           EXEMPTIVE RELIEF REQUESTED

The Applicants are seeking an Order for exemptive relief from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the Board, to do the following without obtaining the requisite approval of the shareholders of the Fund: (i) select unaffiliated Sub-Advisers to sub-advise between 25% and 50% of the Fund’s assets pursuant to Sub-Advisory Agreements and (ii) materially amend such Sub-Advisory Agreements with the Sub-Advisers.

IV.           APPLICABLE LAW AND DISCUSSION

A.                                   General Exemptive Authority under Section 6(c) of the 1940 Act

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.                                     Investment Sub-Advisory Services — Exemptive Relief from Section 15(a) of the 1940 Act

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Application has appeared in the Fund’s prospectus at all times following such shareholder approval, shareholder approval will be solicited and the Fund will hold a shareholder meeting.

(6)  Currently, the Adviser anticipates that the Sub-Advisers to the Fund and any future Funds (other than Callan) will be paid directly by each such Fund at the direction of the Fund, rather than by the Adviser.  However, in the future, there is the possibility that a Sub-Adviser to a Fund may be compensated by the Adviser out of the advisory fees the Adviser receives from the Fund.

Further, Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:

(A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company.  Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between an Adviser and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act to the same extent as the Investment Management Agreement.  Therefore, without the exemption applied for herein, the Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

The Applicants seek exemptive relief to permit the Fund and the Adviser to enter into and materially amend the Sub-Advisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of the 1940 Act.  The Applicants believe this relief should be granted because: (1) each Sub-Adviser intends to operate a specified portion of the Fund’s assets in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) the Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

The investment advisory arrangements for the Fund will be different from those of traditional investment companies.  Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  With respect to the Fund, the Adviser, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for a specified portion of the investment portfolio of the Fund in accordance with the investment program established for the Fund by the Adviser.  This is a service that the Adviser believes will add value to the investments of a Fund’s shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

The Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Adviser will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.(7)

From the perspective of the Fund’s shareholders, the role of the Sub-Advisers with respect to the Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund. Shareholders will rely on an Adviser’s expertise to select one or more Sub-Advisers best suited to achieve the Fund’s investment objectives. Shareholders will look to the Adviser when they have questions or concerns about the Fund’s management or investment performance.  Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why the Fund’s shareholders should be required to approve the Sub-Advisers’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

The Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable the Fund to act immediately upon the Adviser’s recommendations with respect to the Sub-Advisers by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of the Fund rely on the Adviser to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the Fund.

If the requested relief is not granted, when a new Sub-Adviser is retained by the Fund, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement of a Sub-Adviser is amended in any material respect (e.g., an increase in the sub-advisory fee), approval by the shareholders of the affected Fund would be required. In addition, the Fund would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders. This process is time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

(7)  Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

Consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Sub-Advisers. Under Section 15(a) of the 1940 Act, these consolidation transactions trigger the automatic termination provision of any sub-advisory agreements that such advisers have with an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring the Adviser and the Fund to obtain immediate and costly shareholder approval for every change in control of a Sub-Adviser would be unreasonably burdensome. In all of these cases, shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

A Fund’s shareholders will be able to exercise control over their relationships with the Adviser, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act. No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial sole shareholder; and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the Fund’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having the Fund’s investment management and investment advisory arrangements.

Primary responsibility for management of the Fund, including the selection and supervision of Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Investment Management Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirements for shareholder voting.  The Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in an Adviser in light of the management structure of the Fund and shareholders’ expectation that the Adviser will utilize its expertise and select the most able Sub-Advisers.   The Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Sub-Advisers) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Fund to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Fund will be able to act more quickly and with less expense to replace Sub-Advisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, the Fund may, for example, be left in the hands of a Sub-Adviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of a Sub-Advisory Agreement.  Also, in that situation or where there has been an unexpected Sub-Adviser resignation or change in control event beyond the control of the Adviser, the Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers.  The sudden loss of a Sub-Adviser could be highly disruptive to the operations of the Fund.

Under the requested order, the selection of each Sub-Adviser by an Adviser will continue to be subject to the scrutiny of the Board. One of the conditions set forth below in Section V specifically requires that the Fund’s Independent Directors constitute a majority of the Board. The Board, including the Independent Directors, will consider and vote on each proposed Sub-Advisory Agreement and any material amendment to an existing Sub-Advisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Fund’s shareholders.

Prospective shareholders will be provided with adequate information about each Sub-Adviser. The Prospectus and the Statement of Additional Information (“SAI”) for the Fund will disclose information concerning the identity and qualifications of the Sub-Advisers in compliance with Form N-2. If a new Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, the Prospectus and SAI will be promptly supplemented pursuant to Rule 497 or other appropriate rule under the Securities Act of 1933, as amended, as applicable. Furthermore, the Fund will furnish to shareholders an information statement, within 90 days of the date that a new Sub-Adviser is appointed, containing all information that would have been provided in a proxy statement (the “Information Statement”). The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended (the “1934 Act”), as well as the relevant requirements of Schedule 14A under the 1934 Act.

The contemplated arrangements are consistent with the protection of investors because they permit the Fund to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied.  Because of the organizational structure of the Fund, the granting of the Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Sub-Advisers is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) have been granted previously by the Commission. See, e.g., Genesis Capital, LLC and Northern Lights Fund Trust, Inv. Co. Act Rel. Nos. 29867 (Nov. 21, 2011) (notice) and 29888 (Dec. 19, 2011) (order) (“Northern Lights III”); Curian Series Trust and Curian Capital, LLC, Inv. Co. Act Rel. Nos. 29794 (Sept. 19, 2011) (notice) and 29836 (Oct. 17, 2011) (order) (“Curian”); Pax World Funds Series Trust I and Pax World Management LLC, Inv. Co. Act Rel. Nos. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order) (“Pax World”); HighMark Funds and HighMark Capital Management, Inc., Inv. Co. Act. Rel. Nos. 29723 (July 12, 2011) (notice) and 29750 (Aug. 8, 2011) (order) (“HighMark”); Sterling Capital Funds and Sterling Capital Management LLC, Inv. Co. Act Rel. Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling”); Simple Alternatives, LLC and The RBB Fund, Inc., Inv. Co. Act Rel. Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order) (“Simple Alternatives”); Highland Funds I, et al., Inv. Co. Act Rel. Nos. 29445 (Sept. 27,

2010) (notice) and 29418 (Oct. 26, 2010) (order) (“Highland”); American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Inv. Co. Act Rel. Nos. 29444 (Sept. 27, 2010) (notice) and 29483 (Oct. 25, 2010) (order) (“American Fidelity”); The Integrity Funds, et. al., Inv. Co. Act Rel. Nos. 29399 (Aug. 25, 2010) (notice) and 29418 (Sept. 21, 2010) (order); WisdomTree Asset Management Inc. and Wisdom-Tree Trust, Inv. Co. Act Rel. Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sept. 8, 2010) (order); CMG Capital Management Group, Inc. and Northern Lights Fund Trust, Inv. Co. Act Rel. Nos. 29208 (Apr. 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights II”); Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Inv. Co. Act Rel. Nos. 29170 (Mar. 9, 2010) (notice) and 29197 (Mar. 31, 2010) (order) (“Lincoln”); Cash Account Trust, et al., Inv. Co. Rel. Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order) (“Cash Account”); Strategic Funds, Inc., et al., Inv. Co. Rel. Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order) (“Strategic”); Members Mutual Funds, et al., Inv. Co. Act Rel. Nos. 29062 (Nov. 23, 2009) (notice) and 29096 (December 22, 2009) (order) (“Members Mutual”); Grail Advisors LLC and Grail Advisors ETF Trust, Inv. Co. Act Rel. Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order) (“Grail”); AdvisorOne Funds and CLS Investments, LLC, Inv. Co. Act Rel. Nos. 28894 (Aug. 31, 2009) (notice) and 28932 (Sept. 28, 2009) (order) (“AdvisorOne”); GE Funds, et. al., Inv. Co. Act Rel. Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order) (“GE Funds”); Embarcadero Funds, et. al., Inv. Co. Act Rel. Nos. 28769 (July 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Forward Funds, Inv. Co. Act Rel. Nos. 28420 (Sept. 29, 2008) (notice) and 28469 (Oct. 27, 2008) (order); Trust for Professional Managers and Ascentia Capital Partners, LLC, Inv. Co. Act Rel. Nos. 28382 (Sept. 19, 2008) (notice) and 28439 (Oct. 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Inv. Co. Act Rel. Nos. 28364 (Aug. 25, 2008) (notice) and 28385 (Sept. 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Inv. Co. Act Rel. Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Inv. Co. Act Rel. Nos. 28010 (Oct. 2, 2007) (notice) and 28038 (Oct. 29, 2007) (order) (“Northern Lights I”); Trust for Professional Managers, et al., Inv. Co. Act Rel. Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Inv. Co. Act Rel. Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order);  Absolute Investment Advisers LLC and Forum Funds, Inv. Co. Act Rel. Nos. 27605 (Dec. 20, 2006) (notice) and 27665 (Jan. 18, 2007) (order); Delaware Management Business Trust, Inv. Co. Act Release Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order); Forum Funds, et al., Inv. Co. Act Rel. Nos. 27304 (Apr. 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum Funds”); MGI Funds, Inv. Co. Act Rel. Nos. 27173 (Dec. 1, 2005) (notice) and 27200 (Dec. 28, 2005) (order); Fifth Third Funds, Inv. Co. Act Rel. Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Inv. Co. Act Rel. Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Inv. Co. Act Rel. Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Inv. Co. Act Rel. Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Co., Inv. Co. Act Rel. Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Inv. Co. Act Rel. Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr.

16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Inv. Co. Act Rel. Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Inv. Co. Act Rel. Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Inv. Co. Act Rel. Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Inv. Co. Act Rel. Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Inv. Co. Act Rel. Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

V.            CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief with respect to the sub-advisory services will be subject to the following conditions:

1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2. Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. Each such prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. Within 90 days of the hiring of a new Sub-Adviser, Fund shareholders will be furnished all information about the new Sub-Adviser that would be included in a proxy statement. This information will include any change in disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4. The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

5. At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6. Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7. Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

9. No director or officer of the Fund, or director, manager or officer of an Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

10.           Any changes to a Sub-Advisory Agreement that would result in an increase in the total management and/or sub-advisory fees payable by a Fund directly from its assets will be required to be approved by the shareholders of that Fund.

11.           In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.           PROCEDURAL MATTERS

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the limited liability company operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Fund’s Board of Directors are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is 7100 E. Belleview Avenue, Suite 306, Greenwood Village, CO 80111-1632 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

The Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.         CONCLUSION

For the reasons stated above, the Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

* * * * *

[Signature Page Follows]

VERSUS CAPITAL MULTI-MANAGER
REAL ESTATE INCOME FUND LLC

By:	/s/ Mark Quam
	Name:	Mark Quam
	Title:	Chief Executive Officer

VERSUS CAPITAL ADVISORS LLC

By:	/s/ Casey Frazier
	Name:	Casey Frazier
	Title:	Chief Investment Officer

Dated:   January 13, 2012

EXHIBIT A

January 12, 2012 Resolutions of the Board of Directors of

Versus Capital Multi-Manager Real Estate Income Fund LLC

RESOLVED,

That the officers of the Fund be, and they hereby are, and each of them acting individually hereby is, authorized and directed to execute and file with the Securities and Exchange Commission on behalf of the Fund the “Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the ‘1940 Act’) for an Order Granting Exemptions from Section 15(a) of the 1940 Act” (the “Exemptive Relief Application”), to, among other things, substitute the Fund as an applicant, in the form presented to this meeting, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Relief Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby.

RESOLVED,

That the officers of the Fund be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Relief Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

A-1

EXHIBIT B

Verifications of Versus Capital Multi-Manager Real Estate Income Fund LLC and

Versus Capital Advisors LLC

The undersigned states that he has duly executed the attached application dated January 13, 2012 for and on behalf of Versus Capital Multi-Manager Real Estate Income Fund LLC in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Versus Capital Multi-Manager Real Estate Income Fund LLC

/s/ Mark Quam
Name:	Mark Quam
Title:	Chief Executive Officer

The undersigned states that he has duly executed the attached application dated January 13, 2012 for and on behalf of Versus Capital Advisors LLC in his capacity as the Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Versus Capital Advisors LLC

/s/ Casey Frazier
Name:	Casey Frazier
Title:	Chief Investment Officer